EXHIBIT 99.1

Glencore to Acquire Newmont’s 18.75% Shareholding in the Mara Project

TORONTO, Sept. 23, 2022 (GLOBE NEWSWIRE) -- Today Glencore International AG (“Glencore”) announced, and has made Yamana Gold Inc. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) aware under the terms of the MARA joint venture (“MARA JV”), that it has reached an agreement (the “Agreement”) to acquire Newmont Corporation’s (“Newmont”) 18.75% shareholding in the MARA Project (“MARA” or the “Project”). Following completion of the Agreement, Yamana remains the MARA JV operator with a 56.25% interest in MARA, with Glencore owning the remaining 43.75%. Yamana welcomes Glencore’s increased stake in the Project and believes the Agreement is a positive step for MARA, as the consolidation of ownership amongst partners provides a further endorsement of the quality and strategic optionality inherent in the Project, as well as underpinning its value.

Under the terms of the Agreement, Glencore will pay Newmont $124.9 million upon closing and a $30 million deferred payment upon commercial production subject to an annual interest charge of 6%. Total deferred consideration is capped at $50 million. Based on the NPV(8%) of $1.9 billion as determined by the 2020 PFS-B results summarized below, the implied P/NAV transaction multiple is approximately 0.5x which Yamana believes is in line with comparable precedent transactions for the sale of a minority interest in projects at similar stage of development.

Glencore previously operated Minera Alumbrera, in which Yamana was a partner. Currently Minera Alumbrera is part of the MARA Project after its integration with Minera Agua Rica, which Yamana wholly owned. Glencore has worked with Yamana in the formation of the MARA JV, the integration of the processing plant, related infrastructure and other assets of Minera Alumbrera with the Agua Rica deposit, and the advancement of the Project since then.

Yamana looks forward to continuing its work with Glencore and the local stakeholders as MARA advances its permitting, engineering, social licensing and field work towards the goal of finalizing the feasibility study and the environmental and social impact assessment, which the Company expects will further increase the Project’s value.

About MARA

The MARA project is high-quality, low-risk brownfield project located in the Catamarca province of Argentina. On a 100% basis, MARA has Proven and Probable Mineral Reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.1 billion tonnes of ore(1). Based on the results of the PFS(B) completed in 2020, the project highlights include:

  Initial long mine life of 28 years
  Annual ore feed of 42 million tonnes per year
  Annual production for the first 10 full years of 556 million pounds of copper equivalent production(2)
  Cash costs(3) of $1.32 per pound and AISC(3) of $1.44 per pound for the first 10 years of production
  Initial capital of $2.78 billion
  NPV of $1.906 billion and an IRR of 21.2% assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate
  The project economics increase to an NPV of greater than $3 billion and an IRR of approximately 30% assuming $3.50 per pound of copper and $1,600 per ounce of gold

Additional Project information can be found on the MARA project webpage.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

ENDNOTES

(1)      Summary of MARA’s attributable gold and copper Mineral Reserves. Mineral Reserves are estimated using a variable metallurgical recovery. Average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered. Open pit mineral reserves are reported at a variable cut-off value averaging $8.42/t, based on metal price assumptions of $3.00/lb Cu, $1,250/oz Au, $18/oz Ag, and $11/lb Mo. A LOM average open pit costs of $1.72/t moved, processing and G&A cost of $6.70/t of run of mine processed. The strip ratio of the mineral reserves is 1.7 with overall slope angles varying from 39° to 45° depending on the geotechnical sector.

Gold	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
MARA (56.25%)	330,300	0.25	2,655	291,150	0.16	1,498	621,450	0.21	4,152

Copper	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(% )	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
MARA (56.25%)	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654

(2)      Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.

(3)      A non-GAAP financial performance measure. Please refer to section 11 of the Company's Management's Discussion and Analysis for the quarter ended June 30, 2022, dated July 28, 2022, as filed on SEDAR at www.sedar.com, EDGAR and incorporated by reference to this press release. The most directly comparable GAAP metric is cost of sales.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans, expectations and beliefs in connection with the MARA project, including production, capital and operating costs, and the advancement of its feasibility study. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding what the Company believes to be its true value proposition and may not be appropriate for other purposes.